U.S. One Trust
9190 Double Diamond Parkway
Reno, Nevada 89521

April 5, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:  Dominic Minore

Re:	Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File Nos. 333-160877 and 811-22320) (the “Registration Statement”)

Dear Mr. Minore:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, Wednesday, April 7, 2010, or as soon thereafter as practicable.

Foreside Fund Services, LLC, the principal underwriter for U.S. One Trust, has also signed this letter requesting acceleration.

Very truly yours,

U.S. One Trust	Foreside Fund Services, LLC

/s/ Paul Hrabal	/s/ Richard J. Berthy
By: Paul Hrabal	By: Richard J. Berthy
Title: President	Title: Vice President